貝克・麥堅時律師事務所

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By Hand

December 15, 2006

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated December 15, 2006, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

Encl.

PROCESSED
JAN 0 4 2007
THOMSON
FINANCIAL

12/22

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on December 5, 2006:

1. Connected Transaction Announcement in relation to an Agreement as part of the Capital Enlargement, released on December 15, 2006, in English and Chinese; and

2. Connected Transaction — Overseas Regulatory Announcement – Commencement of Operation of New Generating Units, released on December 15, 2006, in English and Chinese.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

CONNECTED TRANSACTION

On 14 December, 2006, the Company and Huadian Finance entered into the Agreement as part of the Capital Enlargement. Upon completion of the Agreement, the Company will be interested in approximately 15% of the expected enlarged registered capital of Huadian Finance.

Huadian Finance is, prior to the Capital Enlargement, a controlled subsidiary of China Huadian. Huadian Finance is a connected person of the Company for the purposes of the Listing Rules. The entering into of the Agreement constitutes a connected transaction of the Company. As the relevant "percentage ratios" represented by the capital contribution to be made by the Company under the Agreement are less than 2.5%, the transaction falls within the provision under Rule 14A.32(1) of the Listing Rules, and is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

INTRODUCTION

On 14 December, 2006, the Company and Huadian Finance entered into the Agreement as part of the Capital Enlargement. Upon completion of the Agreement, the Company will be interested in approximately 15% of the expected enlarged registered capital of Huadian Finance.

HUADIAN FINANCE

Huadian Finance was established on 12 February, 2004 as a limited liability company in Beijing Municipality, the PRC, and is licensed by China Banking Regulatory Commission and is principally engaged in deposit taking from member companies, issue of corporate debentures, inter-bank lending, provision of loan and finance lease, bills acceptance and discounting, designated loan and designated investment to member companies, arrangement of buyer credit for member companies products, underwriting of corporate debentures of member companies, provision of financial advisory, credit verification and other advisory agency service and guarantee to member companies, and other businesses approved by China Banking Regulatory Commission. Huadian Finance currently has a registered capital of RMB500 million which is 45% directly interested by China Huadian and the remaining 55% interest of Huadian Finance is currently owned by several subsidiaries of China Huadian other than the Company.

The audited book value of the net assets of Huadian Finance as of 31 December, 2005 under PRC Accounting Standards and Regulations is RMB569.74 million (equivalent to approximately HK$565.44 million).

Under PRC Accounting Standards and Regulations, Huadian Finance has recorded audited net profit before and after taxation in the sums of RMB43.00 million (equivalent to approximately HK$42.68 million) and RMB21.36 million (equivalent to approximately HK$21.20 million), respectively, for the year ended 31 December, 2004 and in the sums of RMB78.84 million (equivalent to approximately HK$78.24 million) and RMB45.33 million (equivalent to approximately HK$44.99 million), respectively, for the year ended 31 December, 2005.

CAPITAL ENLARGEMENT OF HUADIAN FINANCE

Under the Capital Enlargement, the registered capital of Huadian Finance will be increased by RMB300 million from RMB500 million to RMB800 million. As part of the Capital Enlargement, the Company will, pursuant to the Agreement, contribute capital towards Huadian Finance in the sum of RMB147.36 million (equivalent to approximately HK$146.25 million), of which RMB120 million (equivalent to approximately HK$119.09 million) is the new registered capital, representing 15% of enlarged registered capital of Huadian Finance following completion of the Capital Enlargement and the difference of RMB27.36 million (equivalent to approximately HK$27.15 million) will be allocated for the capital reserve of Huadian Finance in accordance with the PRC Accounting Standards and Regulations. To the knowledge of the Directors, China Huadian and a subsidiary of China Huadian, Guizhou Wujiang Hydropower Development Co. Ltd, will together contribute additional capital towards Huadian Finance in an aggregate sum of RMB221.04 million (RMB180 million is the new registered capital, representing 22.5% of expected enlarged registered capital of Huadian Finance and the difference of RMB41.04 million will be allocated for the capital reserve of Huadian Finance), on the same terms as the capital contribution by the Company. Following completion of the Capital Enlargement, Huadian Finance is expected to be directly interested as to (i) 15% by the Company, (ii) 46.875% by China Huadian, and (iii) the remaining interests by several subsidiaries of China Huadian other than the Company.

Agreement

1. **Date:** 14 December, 2006
2. **Parties**
   (1) the Company; and
   (2) Huadian Finance.
3. **Consideration and payment terms**

   Pursuant to the Agreement, the Company has agreed to contribute a sum of RMB147.36 million (equivalent to approximately HK$146.25 million) to the registered capital of Huadian Finance by way of cash within 10 days from the date of the Agreement (or such other date as agreed by the Company and Huadian Finance), of which RMB120 million (equivalent to approximately HK$119.09 million) is the new registered capital, representing 15% of enlarged registered capital of Huadian Finance following completion of the Capital Enlargement and the difference of RMB27.36 million (equivalent to approximately HK$27.15 million) will be allocated for the capital reserve of Huadian Finance in accordance with the PRC Accounting Standards and Regulations. The consideration has been determined after arms' length negotiation and with reference to the enlarged registered capital and the necessary allocation to the capital reserve. Such contribution will be funded by internal resources of the Company. The Agreement does not provide for any other capital commitment or loan arrangement required of the Company, and the Company is not expected to provide any guarantee or indemnity in connection with the Capital Enlargement.
4. **Certain other material terms**

   Following completion of the Capital Enlargement, the Company is entitled to appoint 2 directors to the board of directors of Huadian Finance and 1 supervisor to the supervisory committee of Huadian Finance, and the Company is also entitled to participate in the business operation of Huadian Finance.

   For the purpose of preparing the Group's accounts, Huadian Finance will be accounted for as an associate of the Company, and the Group's consolidated financial statements will include an investment gain in accordance with the Company's 15% share in Huadian Finance on an equity accounted basis.

REASONS FOR THE TRANSACTION AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The Company is principally engaged in the construction and operation of power plants and other businesses related to power generation. The Company's investment in Huadian Finance entitled the Company to share the revenue of capital operation of Huadian Finance. The fast development and large asset base of China Huadian which will contribute to an installed capacity of 60,000MW by 2008. China Huadian's fast development provides Huadian Finance with abundant internal financial resources and creates a favourable environment for Huadian Finance, thereby improving its profitability rapidly. The risk of investing in Huadian Finance is minimal and the Company may share the huge revenue from capital operation of Huadian Finance.

The Company can make use of the instant service of Huadian Finance. The Company has many projects under construction with huge capital expenditure. Investing in a finance company enables the Company to get access to instant loans on the same interest rate in the market and obtain other information and technology in relation to financing.

Currently, many overseas and domestic well-known corporations have set up their own finance companies. The operation of the finance companies has proved a success. It has been a development trend for large enterprise group to have their own finance company.

The Directors, including the independent non-executive Directors, believe that the transactions under the Agreement are on normal commercial terms, which are fair and reasonable and in the interests of the Company's shareholders as a whole.

CONNECTED TRANSACTION

Huadian Finance is, prior to the Capital Enlargement, a controlled subsidiary of China Huadian, which is the controlling shareholder of the Company. Thus, Huadian Finance is a connected person of the Company for the purposes of the Listing Rules. The entering into of the Agreement therefore constitutes a connected transaction of the Company. As the relevant "percentage ratios" represented by the capital contribution to be made by the Company under the Agreement are less than 2.5%, the transaction falls within the provision under Rule 14A.32(1) of the Listing Rules, and is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders approval requirements of Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	means the agreement dated 14 December, 2006 between the Company and Huadian Finance
"Capital Enlargement"	means the proposed increase of the registered capital of Huadian Finance from RMB500 million to RMB800 million
"China Huadian"	means 中國華電集團公司 China Huadian Corporation*, a wholly State-owned enterprise and the controlling shareholder of the Company
"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange, respectively
"Directors"	means the directors of the Company
"Group"	means the Company and its subsidiaries
"Huadian Finance"	means 中國華電集團財務有限公司 China Huadian Corporation Finance Company Limited*, a limited liability company established in the PRC

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

CONNECTED TRANSACTION

"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	means The People's Republic of China
"RMB"	means Renminbi, the lawful currency of the PRC

By order of the board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Company Secretary

The board of Directors comprises, as at the date of this announcement, He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
14 December, 2006

* *For identification only*

OVERSEAS REGULATORY ANNOUNCEMENT COMMENCEMENT OF OPERATION OF NEW GENERATING UNITS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The first 600MW subcritical generating unit in Phase III expansion project of Sichuan Guangan Power Generation Company Limited* and the second 315MW heat and electricity co-generation unit in Phase II expansion project of Huadian Tengzhou Xinyuan Power Company Limited*, which are owned as to 80% and 88.16% respectively by Huadian Power International Corporation Limited* (the "Company"), both smoothly completed 168 hours trial operation on 13 December, 2006 as required by the State at fully loaded capacity, with a total capacity of 915MW.

During 2006, the Company put a total of eight generating units into operation as planned, with capacities aggregating to 3,800MW. As at the date of this announcement, the total installed capacity controlled or invested by the Company amounts to 14,767.2MW and the interested installed capacity amounts to 11,697.8MW.

By order of the board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

The board of Directors comprises, as at the date of this announcement, He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
14 December, 2006

* *For identification only*

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股份代碼：1071)

關連交易

於二零零六年十二月十四日，本公司與華電財務訂立該協議，參與資本擴充。完成擴資後，本公司將擁有華電財務已擴充註冊資本的15%權益。

華電財務進行資本擴充前，為中國華電的控股子公司。就上市規則而言，華電財務乃本公司的關連人士，訂立該協議構成本公司的關連交易。由於本公司根據協議作出注資的有關「百分比率」少於2.5%，因此交易歸屬於上市規則第14A.32(1)條的規定，交易須符合上市規則第14A.45及14A.47條項下的申報及公告的規定，無須遵守上市規則第14A章項下須由獨立股東批准的規定。

緒言

於二零零六年十二月十四日，本公司與華電財務訂立該協議，參與資本擴充。完成擴資後，本公司將擁有華電財務擴大後註冊資本及15%權益。

華電財務

華電財務是一間於二零零四年二月十二日在中國北京市成立的有限責任公司，獲中國銀行業監督管理委員會批准，主要從事吸收成員單位存款；發行財務公司債券；同業拆借；對成員單位辦理貸款及融資租賃；辦理成員單位商業匯票的承兑及貼現；辦理成員單位的委託貸款及委託投資；辦理集團成員單位產品的買方信貸；承銷成員單位的企業債券；對成員單位辦理財務顧問、信用鑒證及其他咨詢代理業務；對成員單位提供擔保；經中國銀行業監督管理委員會批准的其他業務。目前，華電財務由中國華電直接持有其45%的股份，其餘下55%的股份則由中國華電數家附屬公司(除本公司外)持有，華電財務註冊資本為人民幣5億元。

截至二零零五年十二月三十一日止，根據中國會計準則及制度編制的華電財務經審核淨資產賬面值為人民幣569.74百萬元(折約港幣565.44百萬元)。

根據中國會計準則及制度，華電財務截至二零零四年十二月三十一日止年度錄得的除税前及除税後經審核淨利潤分別為人民幣43.00百萬元(折約港幣42.68百萬)及人民幣21.36百萬元(折約港幣21.20百萬元)，而截至二零零五年十二月三十一日止年度錄得的除税前及除税後經審核淨利潤則分別為人民幣78.84百萬元(折約港幣78.24百萬)及人民幣45.33百萬元(折約港幣44.99百萬元)。

華電財務的資本擴充

根據資本擴充計劃，華電財務的註冊資本將會增加人民幣3億元，即由人民幣5億元增至人民幣8億元。本公司參與資本擴充的一部份，將按照該協議向華電財務支付人民幣147.36百萬元(折約港幣146.25百萬元)，其中新增註冊資本人民幣120百萬元(折約港幣119.09百萬元)，佔華電財務增資擴股後註冊資本的15%；差額人民幣27.36百萬(折約港幣27.15百萬元)將根據中國會計準則及制度作為華電財務的資本公積金。就董事所知悉，中國華電及其一家附屬公司(貴州烏江水電開發有限責任公司)將按本公司注資的相同條件共同向華電財務支付合共人民幣221.04百萬元(人民幣180百萬元乃新注資，佔華電財務預計擴大註冊資本的22.5%，人民幣41.04百萬元的差額則將作為華電財務的資本公積金)。完成資本擴充後，(i)本公司將直接持有華電財務15%的權益；(ii)中國華電將持有華電財務46.875%的權益；及(iii)中國華電的數家其他附屬公司(本公司除外)將持有華電財務的其餘權益。

該協議

1. 日期：二零零六年十二月十四日

2. 訂約方

   (1) 本公司；及

   (2) 華電財務。

3. 對價及付款條款

   根據該協議，本公司已同意於該協議訂立日後10天內(或經本公司及華電財務協商的其它日期)以現金出資人民幣147.36百萬元(折約港幣146.25百萬元)，其中新增註冊資本人民幣120百萬元(折約港幣119.09百萬元)，佔華電財務增資擴股後註冊資本的15%，差額人民幣27.36百萬(折約港幣27.15百萬元)將根據中國會計準則及制度作為華電財務的資本公積金。對價乃經雙方公平磋商，並參考擴充註冊資本及資本公積金所需的出資後釐定。有關投資款由本公司自有資金撥付。該協議並無為本公司提供需要的資本承擔或借款安排，本公司亦不預期為有關資本擴充提供任何擔保或賠償。

4. 若干其它重要條款

   完成資本擴充後，本公司有權委派兩名董事進入華電財務的董事會，及一名監事進入華電財務的監事會。本公司亦有權參與華電財務的經營管理。

   就編制本集團賬項而言，華電財務將成為本公司之聯營公司，本集團之綜合財務報表將以權益法為基準，按照本公司持有華電財務15%的股權比例計算投資收益。

香港經濟日報 A19 15 DEC 2006

交易的理由及預期為本公司帶來的利益

本公司主要從事電廠的興建和經營，以及其他與發電有關的業務。本公司投資華電財務可以分享華電財務資金運作的收益。華電集團資產規模大，發展迅速，至二零零八年裝機容量達到60,000MW，華電集團的快速發展為華電財務提供了豐富的內部金融資源，為其快速發展創造了有利條件，使華電財務公司盈利能力迅速提升，投資華電財務風險較小，可以分享其資金運作的豐厚收益。

可以分享華電財務的便捷服務。公司現有多個在建項目，資本支出數額較大，投資財務公司，可進一步以市場同等利率條件獲得其便捷的貸款支持，並能得到其他融資方面的信息和技術服務。

目前，國際國內許多知名公司都組建了財務公司。實踐證明，財務公司的運作是非常成功的，大型企業集團組建財務公司成為發展趨勢。

董事(包括獨立非執行董事)認為該協議項下的交易，乃按正常商業條款進行，屬公平合理，符合本公司股東的整體利益。

關連交易

華電財務進行資本擴充前，乃中國華電(本公司之控股股東)的控股子公司。因此，就上市規則而言，華電財務乃本公司的關連人士，訂立該協議構成本公司的關連交易。由於本公司資本所佔的有關「百分比率」少於2.5%，因此交易歸屬於上市規則第14A.32(1)條的規定，交易須符合上市規則第14A.45及14A.47條項下的申報及公告的規定，無須遵守上市規則第14A章項下須由獨立股東批准的交易。

釋義

於本公告內，除非文義另有所指，否則以下詞彙將具以下涵義：

「該協議」	指	本公司與華電財務於二零零六年十二月十四日訂立的協議
「資本擴充」	指	華電財務註冊資本擬由人民幣5億元擴大至人民幣8億元
「中國華電」	指	中國華電集團公司，一間國有獨資公司，及本公司的控股股東
「本公司」	指	華電國際電力股份有限公司，一間於中華人民共和國註冊成立之中外合資股份有限公司，公司之H股及A股分別於香港聯合交易所有限公司及上海證券交易所上市
「董事」	指	本公司的董事
「本集團」	指	本公司及其附屬公司
「華電財務」	指	中國華電集團財務有限公司，一間於中國成立的有限責任公司
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「中國」	指	中華人民和共和國
「人民幣」	指	人民幣，中國法定貨幣

承董事會命
華電國際電力股份有限公司
公司秘書
周連青

於本公告日期，本公司董事如下：

賀恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國•北京
二零零六年十二月十四日

* *僅供識別*

於其他市場發出的公告
新發電機組投產公告

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條而做出。

華電國際電力股份有限公司(「本公司」)所屬的四川廣安發電有限責任公司(本公司擁有其80%的權益)三期擴建工程第一台600MW亞臨界機組及華電滕州新源熱電有限公司(本公司擁有其88.16%的權益)二期擴建項目第二台315MW熱電聯產機組，均於二零零六年十二月十三日完成國家規定的168小時滿負荷試運行，合共容量為915MW。

二零零六年，本公司計劃投產的8台機組，合計容量為3,800MW已全部投產。截至目前，公司控參股總裝機容量達到14,767.2MW，權益裝機容量達到11,697.8MW。

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事如下：

賀恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國•北京
二零零六年十二月十四日

* *僅供識別*